Room 4561

	September 29, 2005

Mr. Bradley C. Almond
Chief Financial Officer
Zix Corporation
2711 North Haskell Avenue
Suite 2200, LB 36
Dallas, Texas 75204-2960

Re:	Zix Corporation
	Amendment No. 1 to Registration Statement on Form S-3 filed
September 27, 2005
	File No. 333-127727

Dear Mr. Almond:

      We have reviewed your responses to the comments in our letter dated September 8, 2005 and have the following additional comments.

General

1. We note your revised disclosure regarding your private placement on August 9, 2005. We are currently reviewing your registration statement on Form S-3 filed on September 8, 2005 registering the resale of securities sold in the private placement and your preliminary proxy statement filed on September 8, 2005 seeking shareholder approval for the issuance of certain shares sold in the private placement. Please note that we have raised concerns in our comment letter dated September 22, 2005 regarding the foregoing filings that require satisfactory disposition prior to the effectiveness of this registration statement. Such concerns may raise additional disclosure concerns for this registration statement regarding the August 9, 2005 private placement.

Selling Shareholders, page 10

2. We note that you have increased the number of shares that you are registering for resale. The number of shares reflected on your selling shareholders table, however, does not appear to correspond with the aggregate number of shares being sold pursuant to your prospectus. Please reconcile.


*              *              *              *


      As appropriate, please amend your registration statement, as necessary, in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact Anne
H.
Nguyen, Special Counsel, at (202) 551-3611 or me at (202) 551-
3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Tanya Foreman
	Zix Corporation
	Telephone: (214) 370-2223
	Facsimile:  (214) 515-7385